Exhibit 11.2

CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

SMART Technologies Inc. (the “Company”) has a Code of Conduct applicable to all directors and employees of the Company. The Chief Executive Officer of the Company (“CEO”) and all senior financial officers, including the Chief Financial Officer and principal accounting officer of the Company, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Conduct, the CEO and senior financial officers are subject to the following additional procedures (the “Code of Ethics”):

1.	The CEO and all senior financial officers shall endeavor to ensure that disclosure in filings made by the Company with the Securities and Exchange Commission (“SEC”) and the Canadian securities regulators and in other public communications made by the Company are full, fair, accurate, timely and understandable. The CEO and each senior financial officer shall promptly bring to the attention of the Disclosure Committee any material information of which he may become aware that materially affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities.

2.	The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he may have concerning any violation of this Code of Ethics or concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.	The CEO and each senior financial officer shall endeavor to ensure that the Company is in compliance with all governmental laws, rules and regulations applicable to the Company. The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he may have concerning evidence of a material violation of laws, rules or regulations applicable to the Company or of any violation of this Code of Ethics.

4.	The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Ethics by the CEO and the senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account, among other things, all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

Adopted by the Audit Committee July, 2010